Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund. The tax character of distributions paid during the years ended September 30, 2008 and September 30, 2007 was as follows:


                                            Year Ended               Year Ended
                                    September 30, 2008        September 30, 2007
                                -----------------------------------------------
Distributions paid from:
Exempt-interest dividends                 $ 65,949,696             $ 56,626,410
Ordinary income                                468,358                  326,084
Long-term capital gain                              --                  143,035
                                        ---------------------------------------
Total                                      $66,418,054              $57,095,529